SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Deloitte Touche Tohmatsu Consultores Ltda. Rua Henri Dunant, 1383 São Paulo - SP – 04709-111 Brazil Telephone: + 55 (11) 5186-1000 Fax: + 55 (11) 5186-1643 www.deloitte.com.br

August 26, 2014

To

Centrais Elétricas Brasileiras S.A. – Eletrobras

Rio de Janeiro - RJ State

Attn.: Eletrobras Board of Directors

REF: Fairness Opinion regarding the agreed value for acquiring 51% of the shares of  Celg Distribuição S.A. by Eletrobras

PURPOSE OF THE FAIRNESS OPINION

Deloitte Touche Tohmatsu Consultores Ltda. (“Deloitte Consultants”) was hired by Centrais Elétricas Brasileiras S.A. (“Eletrobras”) to issue a Fairness Opinion regarding the value agreed to by the Eletrobras Board of Directors and Celg de Participações (“Celgpar”), hereinafter jointly called the Parties (“Parties”), for the acquisition by Eletrobras of 51% of the shares of Celg Distribuição S.A. (“CELG D” or “Company”).

We understand that our Fairness Opinion has the purpose of assisting the Eletrobras Board of Directors in making a decision regarding the acquisition of 51% of the shares of CELD (sic) D. No other purpose can be implied or inferred.

The amount agreed to between the Parties was defined as the average of the results of the financial economic valuations of CELG D performed by the independent consultants hired by the Parties, in the database on December 31, 2013, resulting in R$ 116.7 million Brazilian Reals for all of the shares.

Considering the gap in time between the database for the aforementioned valuations and the date of signing the Purchase Contract for shares of the company, the Eletrobras Board needs an independent, impartial, and technical outside opinion, aiming to support it in making a decision for the process in question.

“Deloitte” refers to the limited company established in the United Kingdom, “Deloitte Touche Tohmatsu Limited,” and its network of member firms, each of which constitutes an independent legal entity. Access www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© 2014 Deloitte Touche Tohmatsu. All rights reserved.

Deloitte Touche Tohmatsu Consultores [Consultants] Ltda.

INFORMATION ABOUT DELOITTE CONSULTANTS

Deloitte Consultants, one of the businesses belonging to the organization Deloitte Touche Tohmatsu (Deloitte) in Brazil, represented by its Corporate Finance area, was responsible for issuing this Fairness Opinion, having the qualifications necessary to do so, as set forth below.

Deloitte is one of the largest companies in the world in providing professional auditing and consulting services. Founded in 1845, it has more than 700 offices in 140 countries, with 182,000 professionals worldwide. In Brazil since 1911, it is one of the market leaders, and its 4,800 professionals are recognized for their integrity, competence, and skill in transforming their knowledge into business solutions for their clients. Deloitte operates throughout the country, with offices in São Paulo, Belo Horizonte, Brasília, Campinas, Curitiba, Fortaleza, Joinville, Porto Alegre, Rio de Janeiro, Recife, and Salvador.

Deloitte’s Corporate Finance area has nearly 400 professionals in Brazil, with 100 of them dedicated exclusively to providing economic and financial assessment for businesses, assessment of intangible assets and nonbusiness assets, with broad experience in assessing companies from the most diverse business sectors, including electrical energy. Note that we recently have assisted the following companies:

• Eletrobras	Votorantim Energia
• Copel	Bertin Energia
• Isa Capital do Brasil / CTEEP	Taesa

In addition, Deloitte Consultants affirms: (i) there is no actual or potential conflict or overlap of interest with Eletrobras or CELG D that might affect its independence; and (ii) the shareholders or directors of Eletrobras have not limited, made difficult, or carried out any acts that may have or could have compromised the access, use, or knowledge of information, goods, documents, or work methodologies relevant to the quality of the respective conclusions.

PROFESSIONAL GUIDELINES

The Fairness Opinion was prepared following the guides contained in the Exposure Draft Procedural Guidelines for Fairness Opinions, published by the International Valuation Standards Council - IVSC, in March 2012.

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DESCRIPTION OF THE TRANSACTION

In December 2011, the Parties signed the Letter of Intent with the State of Goiás, through which they established the formation of a working group to carry out the studies and prepare the documents necessary to submit the decision about finalizing the transfer of shareholder control of CELG D to Eletrobras to the board and the shareholders of the Parties in the future.

The goal of the partnership between Eletrobras and the State of Goiás was to make possible the operational and managerial improvement of CELG D, with the transfer of good operating practices, in addition to seeking improvement in the regular service and in quality to the electrical energy distribution service customers in the State of Goiás, through using the technical resources arising from Eletrobras’s business experience in the sector, as well as its ability to make investments.

In January 2012, the Government of the State of Goiás founded the CELD D Support Fund (“FUNAC”) as per Law no. 17.555, regulated by Decree no. 7.732, with the purpose of directing and combining financial resources to comply with the obligations stemming from the liabilities arising from CELG D’s administrative or legal disputes, even liabilities not carried, for which there are no further appeals, final court decisions and/or legal agreements or out-of-court settlements, whose triggering events had occurred up to the date of finalizing the divestiture of CELG D shares for Eletrobras.

Later, in April 2012, the Parties signed the Management Agreement document (“Management Agreement”), which set operational, managerial, and administrative guidelines aimed at the technical, economic, and financial recovery of CELD (sic) D, as well as the main conditions for Eletrobras’s acquisition of a majority share of CELG D.

The amount agreed to between the Parties was defined as the average of the results of the financial economic valuations of CELG D performed by the independent consultants hired by the Parties, in the database on December 31, 2013, resulting in R$ 116.7 million Brazilian Reals for all of the shares, equivalent to R$ 59.5 million Brazilian Reals for 51% of the shares. The above-mentioned financial economic valuations were based on the terms negotiated between the Parties; among others, we highlight the definition of what the projection period would be until the closing of the concession on July 7, 2015, with a reversal at the end of the liquid assets of the Company.

The legislation for extending the concession for distributing electrical energy (Law 12.783 of 2013, Art. 7) provides that, as of September 12, 2012, the electrical energy distribution concessions obtained through Article 22 of Law no. 9.074 of 1995 could be extended only once, at the option of the granting authority, for a period of up to thirty years. However, the guidelines and regulatory requirements of the conditions to be set in the concession contract or in the additional term were still not defined by the Granting Authority and by the Regulatory Agency and, thus, the Parties agreed to set the price considering the projection period until the close of the current concession.

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Deloitte Touche Tohmatsu Consultores [Consultants] Ltda.

The value agreed upon by the Parties considers the full effectiveness of FUNAC, not foreseeing the performance of any additional provision for contingencies of a legal or administrative procedural nature, whose triggering event was before the date of purchase of 51% of the shares of CELG D, in addition to the accounting provisions in the audited financial statements and/or additional provisions identified in the database analyzed during the accounting and tax due diligence process. The agreed-upon value still meets the limits set in Article 256 of Law no. 6.404/76.

As part of the transaction conditions, Celgpar agreed to make a contribution of R$ 1,680.7 billion Brazilian Reals, in addition to making resources mutually available and discharging CELG GT’s debts, totaling R$1.9 billion Brazilian Reals, which came from financial institutions’ financing of Celgpar, with a guarantee from the State of Goiás.

APPROACH ADOPTED AND INFORMATION RECEIVED

To form our opinion, we estimated the fair market value of CELG D, in the June 30, 2014 database, using the methodology of shareholder cash flow discounted to present value.

The Fairness Opinion drafting process followed the following steps:

•      Interviews with the Directors of Eletrobras and CELG D, for the purpose of obtaining information that would allow us to improve our understanding of CELG D’s operational process, as well as discussing and understanding their expectations about the Company’s financial economic performance for the period covered until the closing of the Concession Contract;

•      A financial review analysis of CELG D’s financial statements and their operational-financial indicators;

•      Performing an Accounting and Taxation Due Diligence, and an estimate of the Liquid Assets Assessed at Market Prices for CELG D in the database in question;

•      Analysis of the budget prepared by the CELG D Board, including expectations regarding a rise in the market served by consumer class, projections of the tariff adjustment indices (IRT), estimate of the market value of the Basis for Regulatory Remunerations (BRR), foreseen costs, operational expenses (PMSO [Personnel, Materials, Services, and Others]), and investments;

•      Searches and sensitivity analysis on other financial, market, and operational data that we deem appropriate;

•      In addition, we aim to support our team of Deloitte specialists in the energy sector.

During the analysis process, we will base ourselves on the following main documents and data, which, for the most part, were provided by the Board of CELG D and/or Eletrobras:

•      Management Agreement and Terms of Understanding signed by Eletrobras and CELG D;

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Deloitte Touche Tohmatsu Consultores [Consultants] Ltda.

•      Historical financial and operational data from CELG D;

•      CELG D financial statements on June 30, 2014 and December 31, 2013, audited by Audimec Auditores Independentes S.S.;

•      CELG D analytical trial balances for June 30, 2014 and December 31, 2013;

•      Projections for the 2014 tariff adjustment index (IRT) and the 2013-2025 Action Plan, drafted by the CELG D board;

•      Reports on the Accounting and Fiscal Due Diligence for CELG D on June 30, 2014, drafted by Deloitte Consultores;

•      Projections for the macroeconomic indicators from the Central Bank of Brazil (BACEN); and

•      Deloitte Databank and other public data for the sector.

RESTRICTIONS AND LIMITATIONS

Our Fairness Opinion is subject to the following restrictions and limitations:

•      Our Fairness Opinion does not constitute an opinion on the best possible price to be offered or paid for the shares of CELG D;

•      The scope of our work did not include the independent verification of the data and information provided by the Boards of Eletrobras and CELG D, and does not constitute an audit according to the generally accepted auditing standards. That being the case, we are not expressing any opinion on such analyzed documents and information on the Company’s historical and projected financial statements;

•      The estimates and projections adopted to form our opinion, especially those whose occurrence depends on future and uncertain events, reflect our best estimate regarding the performance of the Company and its market in the future, compared to the projections of CELG D;

•      It is important to stress that Deloitte Consultants is not liable and does not provide guarantees regarding the execution of the projections that guided our opinion;

•      This document does not represent, on the part of Deloitte Consultores, a proposal, solicitation, counseling or recommendation regarding investment, purchase, or sale of shares of CELG D. The Eletrobras shareholders and board members must perform their own analyses and must consult with their legal, tax, and financial consultants in order to form their own opinions regarding the proposed transaction and its eventual risks. Thus, Deloitte Consultants as well as its partners, professionals, and related parties are free from liability regarding any and all damage resulting from the decision that may be taken by the Eletrobras shareholders and board members regarding the aforementioned transaction to acquire shares in CELG D;

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Deloitte Touche Tohmatsu Consultores [Consultants] Ltda.

•      Deloitte Consultants did not perform any legal, strategic, and business analysis procedures regarding an eventual acquisition of shares in CELG D by Eletrobras, nor was it part of our scope to analyze the financial capacity or the eventual budgetary restriction of the Government of the State of Goiás to honor the disputed payables of CELG D able to be covered by FUNAC, therefore we are not issuing any opinion on the matter;

•      Our opinion is based on economic, market, and financial conditions, as well as on the information that was made available to us, on the date of issue of this Fairness Opinion, i.e., August 25, 2014. We reserve the right, but are not obligated, to revise all the calculations included or referred to in this Fairness Opinion, if we deem it necessary, and if we have later knowledge of information not available by this document’s issue date.

•      Deloitte Consultores is not liable for direct or indirect losses, nor for lost income later resulting from the use of this Fairness Opinion;

•      This document is intended for your restricted use for the purpose described in the section “Purpose of the Fairness Opinion.” In addition, we understand that our Fairness Opinion can be made available to the Electrobras Board of Directors and also for the Shareholders’ Meeting; and

•      This Fairness Opinion is not intended for general circulation, nor can it be reproduced or used for another purpose other than that indicated above without our prior written authorization. We assume no liability or contingencies for damages caused or for an eventual loss incurred by any party involved, as a result of the circulation, publication, reproduction, or other use of this document for a purpose other than that defined in this Fairness Opinion.

CONCLUSION OF THE FAIRNESS OPINION

Based on the scope of our analyses, research, applied methodology, assumptions, and consideration adopted, and information received during the execution of the work, we are of the opinion that, at this time, the terms of the transaction are fair, from a financial point of view, for Eletrobras.

We remain at your disposal for any additional clarifications.

Sincerely,

DELOITTE TOUCHE TOHMATSU

Consultores [Consultants] Ltda.

Pieter Freriks

Partner

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.